
novozymes

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA


05006497

28/2/2005

SUPPL


PROCESSING
SECTION
RECEIVED
MAR 0 2 2005
170
SEC MAIL
WASH. D.C.

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 3-12 (incl.) sent to the Copenhagen Stock Exchange in February, 2005.

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

dw 3/17

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

February 28, 2005



Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 10, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 24, 2005	+45	DKK 810,325	74,979	DKK 20,884,162

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:

Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement



February 23, 2005


PROCESSING
SECTION
RECEIVED
MAR 0 9 2005
SEC MAIL
WASH. D.C.

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 9, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 21, 2005	0	DKK 455,250	75,018	DKK 20,779,986

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshojvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement


PROCESSING
SECTION
RECEIVED
MAR 0 9 2005
179
SEC MAIL
WASH., D.C.

February 22, 2005

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 8, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 18, 2005	0	DKK 1,050,900	75,018	DKK 20,855,004

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement



February 18, 2005

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 7, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 17, 2005	0	DKK 281,000	75,018	DKK 20,855,004

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:

Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement



February 16, 2005

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 6, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 15, 2005	0	DKK 160,800	75,018	DKK 20,779,986

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement


novozymes®

February 14, 2005

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 5, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 11, 2005	- 60	DKK 308,330	75,018	DKK 20,704,986

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshojvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement



February 11, 2005

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 4, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 10, 2005	0	DKK 288,300	80,078	DKK 21,901,333

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement


novozymes®

February 10, 2005

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 3, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 9, 2005	2,280	DKK 1,270,510	80,078	DKK 21,661,099

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel.: +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®


PROCESSING
SECTION
RECEIVED
SEC MAIL
WASH., D.C.
179

February 8, 2005

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 2, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 7, 2005	4,700	DKK 266,300	82,358	DKK 21,989,586

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®


SEC MAIL PROCESSING SECTION
RECEIVED
WASH. DC

February 7, 2005

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 1, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 3, 2005	1,200	DKK 493,550	77,658	DKK 21,278,292

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Anne Thommesen
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Outside USA and Canada:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): + 45 4443 3304

USA and Canada:
Thomas Kudsk Larsen
Tel. (direct): +1 919 494 3279

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27